Exhibit 3.2

FIRST AMENDMENT TO THE THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BIOVENTRIX, INC.

BioVentrix, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”),

DOES HEREBY CERTIFY:

FIRST: That the name of this corporation is BioVentrix, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on June 8, 2012.

SECOND: That the Board of Directors and the requisite stockholders of this corporation have duly adopted resolutions proposing to amend the Third Amended and Restated Certificate of Incorporation of this corporation that was filed on March 29, 2023 with the Delaware Secretary of State, which resolutions setting forth the proposed amendment are as follows:

RESOLVED: That the Third Amended and Restated Certificate of Incorporation of this corporation be amended as follows:

Section 2.1 of Part B. of Article FOURTH of the Third Amended and Restated Certificate of Incorporation shall be deleted and replaced with the following:

“2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event (as defined below), out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to one (1) times the Original Issue Price, plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The amount which a holder of a share of Preferred Stock is entitled to receive under this Section 2.1 is hereinafter referred to as the “Liquidation Amount.””

Section 2.2 of Part B. of Article FOURTH of the Third Amended and Restated Certificate of Incorporation shall be deleted and replaced with the following:

“2.2 Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amount required to be paid to the holders of shares of Preferred Stock the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of the shares of Common Stock, pro rata based on the number of shares held by each such holder.”

1 -FIRST AMENDMENT TO THE THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Section 2.3.1 of Part B. of Article FOURTH of the Third Amended and Restated Certificate of Incorporation shall be deleted and replaced with the following:

“2.3.1 Definition. Each of the following events shall be considered a “Deemed Liquidation Event”:

(a) a merger or consolidation in which

(i)	the Corporation is a constituent party or

(ii)	a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.”

Section 2.3.2(b) of Part B. of Article FOURTH of the Third Amended and Restated Certificate of Incorporation shall be deleted and replaced with the following:

“(b) In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the “Available Proceeds”), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder’s shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.”

2 -FIRST AMENDMENT TO THE THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Section 3.3 of Part B. of Article FOURTH of the Third Amended and Restated Certificate of Incorporation (which includes subsections 3.3.1 through 3.3.9) shall be deleted in its entirety.

Section 4.4 of Part B. of Article FOURTH of the Third Amended and Restated Certificate of Incorporation (which includes subsections 4.4.1 through 4.4.6) shall be deleted and replaced with the following:

“4.4 [Intentionally omitted].”

Section 4.8 of Part B. of Article FOURTH of the Third Amended and Restated Certificate of Incorporation shall be deleted and replaced with the following:

“4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.1, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one (1) share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.”

Section 5.1 of Part B. of Article FOURTH of the Third Amended and Restated Certificate of Incorporation shall be deleted and replaced with the following:

“5.1 Triggering Event. Upon the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $25,000,000 of gross proceeds, net of the underwriting discount and commissions, to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market’s National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors (the time of such closing or the date and time specified or the time of the event specified in such approval is referred to herein as the “Mandatory Conversion Time”), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.”

Section 5A of Part B. of Article FOURTH of the Third Amended and Restated Certificate of Incorporation (which includes subsections 5A.1 through 5A.3) shall be deleted in its entirety.

Section 6 of Part B. of Article FOURTH of the Third Amended and Restated Certificate of Incorporation shall be deleted and replaced with the following:

“6. [Intentionally omitted].”

Section 8 of Part B. of Article FOURTH of the Third Amended and Restated Certificate of Incorporation shall be deleted and replaced with the following:

“8. Waiver. Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of at least 75% of the shares of Preferred Stock then outstanding and (b) at any time more than one (1) series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of at least 75% of the shares of such series of Preferred Stock then outstanding”

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3 -FIRST AMENDMENT TO THE THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

IN WITNESS WHEREOF, this First Amendment to the Third Amended and Restated Certificate of Incorporation has been executed by the President of the corporation on this 16th day of January 2024.

David Richmond
President and Chief Executive Officer

4 -FIRST AMENDMENT TO THE THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION